MARBLEGATE ACQUISITION CORP.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

VIA EDGAR

September 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ameen Hamady

Re:	Marblegate Acquisition Corp. Form 10-K for the year ended December 31, 2021 Filed on April 1, 2022 File No. 001-40862

Dear Mr. Hamady:

Marblegate Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 1, 2022, regarding our Form 10-K for the year ended December 31, 2021, filed with the Commission on April 1, 2022.

Our response below corresponds to the caption and number of the Staff’s comment. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 10-K for the year ended December 31, 2021

General

1.

We note that the cover page of your Form 10-K does not include the address and phone number of your principal executive offices. In future periodic filings, please revise the cover page to provide this information as required by the form.

The Company respectfully acknowledges the Staff’s comment and will include the address and phone number of its principal executive offices on the cover page of our future periodic filings.

2.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 21, 2022

targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

The Company respectfully advises the Staff that its sponsor, Marblegate Acquisition LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

* * *

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Joshua Englard, at jenglard@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Mark Zoldan
Mark Zoldan
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP

2